Contact

www.linkedin.com/in/flavia-baggio-
greenwood-833b2217a (LinkedIn)

Languages

Spanish (Limited Working)
English (Native or Bilingual)
Portuguese (Native or Bilingual)
Italian (Professional Working)

Honors-Awards

Leadership in Action Award

Flavia Baggio Greenwood

Founder at iba, Plant-Powered Energy Drink
Miami-Fort Lauderdale Area

Experience

iba Energy Drink
Founder & CEO
March 2023 - Present (1 year 5 months)

iba is a lightly sparkling plant-powered energy drink that delivers a synergistic effect of sustained energy, immunity and overall wellness in one convenient beverage. iba exists to transport mind & body to the natural and joyful energy of Brazil.

Indusparquet USA
General Manager Operations
December 2009 - Present (14 years 8 months)
Miami/Fort Lauderdale Area

UBS
Client Advisor Assistant
June 2008 - July 2009 (1 year 2 months)
São Paulo Area, Brazil

Markets department, Wealth Management Division.

UBS
Intern
July 2006 - May 2007 (11 months)
São Paulo Area, Brazil

Education

FGV - Fundação Getulio Vargas
Bachelor of Business Administration - BBA, Business Administration and Management, General · (2004 - 2008)

Università Bocconi
Business Administration and Management, General · (2007 - 2007)